Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

August 2, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Amanda Ravitz, Assistant Director

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation

Amendment No. 5 to Registration Statement on Form S-1

Filed July 6, 2018

File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to the Form S-1 (originally filed May 15, 2017) for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated July 23, 2018 (the “Comment Letter”) in response to the filing of a Registration Statement on Form S-1. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Current Commitments, page 26

1. We note your revised disclosure in response to prior comment 2. Please revise to further clarify whether Brown Energy is obligated to make the 60% down payment you disclose and, if so, tell us what section of which exhibit represents that obligation. Also, revise to disclose what rights you have if Brown Energy does not make such payment.

Response: Subsequent to the filing of the last amendment to the Company’s Registration Statement on Form S-1, the Company received notice from Brown Energy International LLC (“Brown Energy”) that it has cancelled its contract with the Company. Accordingly, the Company has revised its disclosures to reflect the cancellation of the referenced contract with Brown Energy.

* * * *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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